

Advantage Delivers Strong 2014 Results

Funds from Operations Up 92%,
Production Up 25%, Total Cash Costs Down 36%

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, March 25, 2015 - Advantage's audited fourth quarter and full year 2014 financial and operating results demonstrates the successful ongoing execution of our Glacier Montney development plan. Our operational outperformance at Glacier reflects our high quality Montney asset and our focus on preserving a strong balance sheet has maintained financial flexibility with an industry leading low cost structure and an attractive hedging position.

Advantage reported a 92% increase in funds from operations to $164.0 million or $0.97 per share for 2014. Our operating netback for 2014 was $3.70/mcfe which represents 87% of our net sales price of $4.23/mcfe, including realized hedging.

Glacier production increased 25% to average 131.6 mmcfe/d (21,930 boe/d) for 2014 due to continued growth from our Glacier Montney property (excludes production from non-core assets of 12 mmcfe/d which was disposed in early 2013). Corporate production and production per share increased 12% compared to 2013. Production increased 23% to 134.1 mmcfe/d (22,352 boe/d) for the fourth quarter of 2014 as compared to the same period of 2013.

Industry leading total cash costs decreased 36% to $0.89/mcfe and includes operating expense ($0.32/mcfe), royalties ($0.21/mcfe), cash general and administrative expense ($0.15/mcfe), and finance expense ($0.21/mcfe).

Advantage's strong financial position supports our development program and includes an available bank line of $290 million on our total $400 million credit facility (28% drawn at December 31, 2014), a total year end debt to 2014 funds from operations of 1.5 times and a strong natural gas hedging program. The $86.3 million convertible debentures matured on January 30, 2015 and were settled with cash from our available credit facility.

We have increased our natural gas commodity hedging positions to 57% of forecast production for 2015 at an average AECO Canadian price of $3.86/mcf, 46% of forecast production for 2016 at an average AECO Canadian price of $3.69/mcf, and 42% of forecast production for the first quarter of 2017 at an average AECO Canadian price of $3.65/mcf. These hedge positions exceed our current development plan AECO Canadian price assumptions.

Financial and Operating Highlights [1]	Three months ended December 31				Year ended December 31			
		2014		2013		2014		2013
Financial ($000, except as otherwise indicated)								
Sales including realized hedging	$	**46,409**	$	34,304	**$**	**203,103**	$	142,943
Funds from operations	$	**39,182**	$	23,822	**$**	**164,010**	$	85,310
per share [2]	$	**0.23**	$	0.14	**$**	**0.97**	$	0.51
Total capital expenditures	$	**87,086**	$	69,512	**$**	**236,701**	$	155,370
Working capital deficit [3]	$	**57,264**	$	49,034	**$**	**57,264**	$	49,034
Bank indebtedness	$	**109,970**	$	153,697	**$**	**109,970**	$	153,697
Convertible debentures (face value)	$	**86,250**	$	86,250	**$**	**86,250**	$	86,250
Basic weighted average shares (000)		**170,068**		168,383		**169,482**		168,383
Operating								
Daily Production								
Natural gas (mcf/d)		**133,433**		108,260		**130,627**		113,947
Liquids (bbls/d)		**113**		79		**159**		507
Total mcfe/d [4]		**134,111**		108,734		**131,581**		116,989
Total boe/d [4]		**22,352**		18,122		**21,930**		19,498
Average prices (including hedging)								
Natural gas ($/mcf)	$	**3.72**	$	3.39	**$**	**4.15**	$	3.10
Liquids ($/bbl)	$	**71.35**	$	77.01	**$**	**89.84**	$	76.01
Cash netbacks ($/mcfe) [4]								
Natural gas and liquids sales	$	**3.82**	$	3.25	**$**	**4.49**	$	3.28
Realized gains (losses) on derivatives		**(0.06)**		0.18		**(0.26)**		0.07
Royalties		**(0.18)**		(0.15)		**(0.21)**		(0.18)
Operating expense		**(0.34)**		(0.28)		**(0.32)**		(0.48)
Operating netback		**3.24**		3.00		**3.70**		2.69
General and administrative		**(0.11)**		(0.39)		**(0.15)**		(0.45)
Finance expense		**(0.20)**		(0.32)		**(0.21)**		(0.28)
Other income		**0.25**		0.09		**0.09**		0.04
Cash netbacks	$	**3.18**	$	2.38	**$**	**3.43**	$	2.00

(1) Financial and operating highlights for continuing operations of Advantage.

(2) Based on basic weighted average shares outstanding.

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(4) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

Outlook

Advantage has continued to successfully execute its development plan and is on-track to increase production from approximately 135 mmcfe/d to 183 mmcfe/d in July 2015. We anticipate production to average approximately 130 mmcfe/d to 135 mmcfe/d during the first half of 2015. During the second quarter of 2015, we expect production to be partially impacted by construction and commissioning activities due to our Glacier gas plant expansion.

To accommodate our growth, Advantage has secured TCPL firm sales transportation contracts averaging 97% of our production targets. Our development plan includes average production growth of 22% per year through 2017 and targets production growth to 183 mmcfe/d in July 2015, 205 mmcfe/d in April 2016 and 245 mmcfe/d in April 2017. As a result of well production and operating outperformance at Glacier, Advantage's 2015 capital program was reduced by $110 million from prior estimates while production growth remains unchanged and on schedule. The development plan is based on our natural gas price outlook of AECO Canadian $2.50/GJ to $3.30/GJ for 2015 to 2017 and our extensive hedge position (refer to Advantage's 2015 Guidance and Development Plan press release dated February 17, 2015).

Our solid 2014 operating and financial results reinforces the significant long term value opportunity that is available through development of our world class Glacier Montney asset. We remain focused on maintaining a strong balance sheet and improving capital efficiencies as we execute on our Montney development plan. We wish to thank our staff for their achievements and our Board of Directors and shareholders for their continued support.

Consolidated Financial Statements and MD&A

The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2014 together with the notes thereto, and Management's Discussion and Analysis for the year ended December 31, 2014 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/2014-2. The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2013 are also available on the Corporation's website via the same webpage. Upon request, Advantage will provide a hard copy of any financial reports free of charge.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet; Advantage's anticipated production growth, including the targeted amount and timing of achievement thereof; expected average production levels during the first half of 2015; anticipated impact on production levels of construction and commissioning activities due to our Glacier gas plant expansion; expected average production in 2015, 2016 and 2017 resulting from Advantage's Glacier development plan, including the targeted amounts and timing of achievement thereof; Advantage's focus on maintaining a strong balance sheet and improving capital efficiencies as it executes on its Montney development plan; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this press release in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
mcf	*thousand cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*